UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19249M 102	SCHEDULE 13D

1	Name of Reporting Person Daniel G. Cohen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,011,659(1)(2)(3)(4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 931,659(1)(2)(4)

	10	Shared Dispositive Power 80,000(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,011,659(1)(2)(3)(4)

12	Check box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 50.97%

14	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 64,113 shares of the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc., a Maryland corporation (the “Issuer”), held directly by Daniel G. Cohen (the “Reporting Person”), and (ii) 76,240 shares of Common Stock held through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF”).

(2)

Includes (i) 525,201 shares of Common Stock into which the 5,252,002 units of membership interests in Cohen & Company, LLC, a majority owned subsidiary of the Issuer (the “Operating LLC”), may be redeemed, which the Reporting Person holds through CBF; (ii) 27,500 shares of Common Stock into which 275,000 units of membership interests in the Operating LLC may be redeemed within 60 days of the date of this Amendment No. 11 to Schedule 13D, which the Reporting Person holds directly; and (iii) 133,447 shares of Common Stock into which 12,549,273 units of membership interests in the Operating LLC may be

CUSIP No. 19249M 102	SCHEDULE 13D

redeemed within 60 days of the date of this Amendment No. 11 to Schedule 13D, which the Reporting Person holds directly.
(3)

Includes 80,000 shares of Common Stock held by EBC 2013 Family Trust (“EBC”), of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC.  While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.

(4)

Includes 105,158 shares of Common Stock into which 9,880,268 membership units in the Operating LLC may be redeemed within 60 days of the date of this Amendment No. 11 to Schedule 13D, which is held by The DGC Family Fintech Trust (the “DGC Trust”), a trust established by the Reporting Person, of which the Reporting Person may be deemed to be a beneficial owner as a result of his ability to acquire at any time any of the DGC Trust’s assets, including any securities held by the DGC Trust (and, in turn, the sole voting and sole dispositive power with respect to such securities), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.

CUSIP No. 19249M 102	SCHEDULE 13D

This Amendment No. 10 to Schedule 13D is filed to amend Items 3, 4, 5, 6 and 7 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 17, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on May 14, 2013, Amendment No. 3 to Schedule 13D filed with the SEC on September 30, 2013, Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2014, Amendment No. 5 to Schedule 13D filed with the SEC on October 27, 2015, Amendment No. 6 to Schedule 13D filed with the SEC on December 20, 2017, Amendment No. 7 to Schedule 13D filed with the SEC on February 23, 2018, Amendment No. 8 to Schedule 13D filed with the SEC on September 26, 2018; Amendment No. 9 to Schedule 13D filed with the SEC on October 4, 2019, and Amendment No. 10 to Schedule 13D filed with the SEC on December 3, 2019 (as so amended, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 30, 2019 (the “Effective Date”), Cohen & Company Inc., a Maryland corporation (the “Issuer”), entered into a Securities Purchase Agreement (the “Purchase Agreement”), by and among the Issuer, Cohen & Company, LLC, a subsidiary of the Issuer (the “Operating LLC”), Daniel G. Cohen (the “Reporting Person”), and The DGC Family Fintech Trust, a trust established by Daniel G. Cohen (the “DGC Trust,” and, together with the Reporting Person, “Buyer”).  The Reporting Person is the President and Chief Executive of the Issuer’s European operations and Chairman of the Issuer’s Board of Directors and the Operating LLC’s Board of Managers.  Although the Reporting Person is neither a trustee nor a named beneficiary of the DGC Trust and does not have any voting or dispositive control of securities held by the trust, the Reporting Person may be deemed to be a beneficial owner of all securities held by the DGC Trust as a result of his ability to acquire any of the DGC Trust’s assets, including any securities held by the DGC Trust (and, in turn, the sole voting and sole dispositive power with respect to such securities), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.

Pursuant to the Purchase Agreement, on the Effective Date:

1.              the Operating LLC issued to the Reporting Person an aggregate of 12,549,273 newly issued units of membership interests in the Operating LLC (collectively, the “Cohen LLC Units”);

2.              the Issuer issued to the Reporting Person 12,549,273 shares of newly issued Series F Voting Non-Convertible Preferred Stock of the Issuer, par value $0.001 per share (collectively, the “Cohen Series F Shares”);

3.              in consideration of the issuance of the Cohen LLC Units and the Cohen Series F Shares to the Reporting Person by the Operating LLC and the Issuer, respectively, the Reporting Person transferred to the Operating LLC all of his right, title and interest in 370,881 shares of the common stock, par value $0.0001 per share, of International Money Express, Inc. (formerly FinTech Acquisition Corp. II), a Delaware corporation (“IMXI”), of which (a) 161,340 shares are subject to certain restrictions on transfer until the closing price per share of IMXI Common Stock (as reported by The Nasdaq Capital Market)

CUSIP No. 19249M 102	SCHEDULE 13D

exceeds $15.00 for any 20 trading days within a consecutive 30 trading day period or immediately upon certain change of control events involving IMXI, as set forth in the letter agreement, dated January 19, 2017 (the “Letter Agreement”), by and among IMXI, the Reporting Person, the DGC Trust and the other parties named therein, and (b) 161,341 shares are subject to certain restrictions on transfer until the closing price per share of IMXI Common Stock (as reported by The Nasdaq Capital Market) exceeds $17.00 for any 20 trading days within a consecutive 30 trading day period or immediately upon certain change of control events involving IMXI, as set forth in the Letter Agreement;

4.              the Operating LLC issued to the DGC Trust an aggregate of 9,880,268 newly issued units of membership interests in the Operating LLC (collectively, the “Trust LLC Units” and, together with the Cohen LLC Units, the “LLC Units”);

5.              the Company issued to the DGC Trust 9,880,268 shares of newly issued Series F Voting Non-Convertible Preferred Stock of Parent, par value $0.001 per share (collectively, the “Trust Series F Shares” and, together with the Cohen Series F Shares, the “Series F Shares”); and

6.              in consideration of the issuance of the Trust LLC Units and the Trust Series F Shares to the DGC Trust by the Operating LLC and the Company, respectively, the DGC Trust transferred to the Operating LLC transfer all of its right, title and interest in and to 291,480 shares of IMXI Common Stock, of which (a) 102,681 shares are subject to certain restrictions on transfer until the closing price per share of IMXI Common Stock (as reported by The Nasdaq Capital Market) exceeds $15.00 for any 20 trading days within a consecutive 30 trading day period or immediately upon certain change of control events involving IMXI, as set forth in the Letter Agreement and (b) 102,682 shares are subject to certain restrictions on transfer until the closing price per share of IMXI Common Stock (as reported by The Nasdaq Capital Market) exceeds $17.00 for any 20 trading days within a consecutive 30 trading day period or immediately upon certain change of control events involving IMXI, as set forth in the Letter Agreement.

The IMXI Common Stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the trading symbol “IMXI.” Prior to the merger of IMXI with and into a special purpose acquisition company in a transaction which resulted in the listing of IMXI on Nasdaq, the Reporting Person served as the Chief Executive Officer and member of the Board of Directors of special purpose acquisition company.

The Series F Shares vote together as a single class on all matters with respect to which a vote of the stockholders of the Company is required or permitted under applicable law, with each Series F Share holder being entitled to one vote for every ten Series F Shares held on each matter properly submitted to the holders thereof for their vote.

CUSIP No. 19249M 102	SCHEDULE 13D

The Purchase Agreement contains customary representations and warranties on the part of each of the Operating LLC and the Issuer and Buyer, and the Operating LLC and the Issuer and Buyer provide customary indemnifications thereunder.

Pursuant to the Amended and Restated Limited Liability Company Agreement of the Operating LLC, dated as of December 16, 2009, as amended, a holder of units of membership interests in the Operating Agreement, including the LLC units, may cause the Operating LLC to redeem (each, a “Unit Redemption”) such units at any time for, at the Issuer’s option, (A) cash or (B) one share of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), for every ten units of membership interests in the Operating LLC.

However, pursuant to the Purchase Agreement, the Reporting Person agreed that, until the Issuer’s stockholders approve the Stockholder Proposal (as defined below), the Reporting Person will not cause a Unit Redemption with respect to any portion of the Cohen LLC Units if such Unit Redemption would result in the Issuer issuing a number of shares of Common Stock that, when aggregated with any shares of Common Stock previously issued in connection with any Unit Redemption of the Cohen LLC Units equals or exceeds 11.18% of the outstanding Common Stock as of the Effective Date. As such, the Cohen LLC Units are convertible into an aggregate of 133,447 shares of Common Stock within 60 days of the date of this Amendment No. 11 to Schedule 13D, of which the Reporting Person may be deemed to be a beneficial owner.

Similarly, pursuant to the Purchase Agreement, the DGC Trust agreed that, until the Issuer’s stockholders approve the Stockholder Proposal, the DGC Trust will not cause a Unit Redemption with respect to any portion of the Trust LLC units if such Unit Redemption would result in the Issuer issuing a number of shares of Common Stock that, when aggregated with any shares of Common Stock previously issued in connection with any Unit Redemption of the Trust LLC units equals or exceeds 8.81% of the outstanding Common Stock as of the Effective Date. As such, the Trust LLC units are convertible into an aggregate of 105,158 shares of Common Stock within 60 days of the date of this Amendment No. 11 to Schedule 13D, of which the Reporting Person may be deemed to be a beneficial owner.

Pursuant to the Purchase Agreement, Buyer also agreed to not cause a Unit Redemption with respect to any portion of the LLC Units if the Issuer’s Board of Directors determines that the satisfaction of such Unit Redemption by the Issuer with shares of Common Stock would jeopardize or endanger the availability to the Issuer of its net operating loss and net capital loss carryforwards and certain other tax benefits under Section 382 of the Internal Revenue Code of 1986, as amended.

CUSIP No. 19249M 102	SCHEDULE 13D

Pursuant to the Purchase Agreement, at the 2020 annual meeting of the Issuer’s stockholders, the Issuer agreed to cause its stockholders to vote on proposals (collectively, the “Stockholder Proposal”) regarding the issuance of all shares of Common Stock issuable in connection with a redemption of the LLC Units for purposes of Section 713 of the NYSE American’s Company Guide. Further, the Issuer’s Board of Directors must recommend to the Issuer’s stockholders that such stockholders approve the Stockholder Proposal, and may not modify or withdraw such resolution.

In addition, effective as of the Effective Date, if the Issuer owns a number of units of membership interests in the Operating LLC representing less than a majority of the votes entitled to be cast at any meeting or any other circumstances upon which a vote, agreement, consent (including unanimous written consents) or other approval is sought from the holders of units of membership interests in the Operating LLC (each, a “Meeting”), then for so long as the Issuer owns a number of units of membership interests in the Operating LLC representing less than a majority of the votes entitled to be cast at any Meeting, Buyer has agreed to grant a voting proxy to the Issuer pursuant to which the Issuer may vote at any Meeting the number of units of membership interests in the Operating LLC owned by Buyer necessary to give the Issuer a majority of the votes at such Meeting.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented by the information set forth in Item 3 above, which information is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on the following: (a) 1,193,624 shares of Common Stock outstanding as of December 30, 2019 (as provided by the Issuer), plus (b) 525,201 shares of Common Stock into which the 5,252,002 units of membership interests in the Operating Company may be redeemed, which the Reporting Person holds through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF”); plus (c) 27,500 shares of Common Stock into which 275,000 units of membership interests in the Operating LLC may be redeemed within 60 days of the date of this Amendment No. 11 to Schedule 13D, which the Reporting Person holds directly; plus (d) 133,447 shares of Common Stock into which the Cohen LLC Units may be redeemed within 60 days of the date of this Amendment No. 11 to Schedule 13D, which the Reporting Person holds directly; and (e) 105,158 shares of Common Stock into which the Trust LLC Units may be redeemed within 60 days of the date of this Amendment No. 11 to Schedule 13D, which is held by the DGC Trust and of which the Reporting Person may be deemed a beneficial owner.

CUSIP No. 19249M 102	SCHEDULE 13D

Number of Shares of Common Stock with Sole Voting Power		Number of Shares of Common Stock with Shared Voting Power Dispositive Power	Number of Shares of Common Stock with Sole Dispositive Power		Number of Shares of Common Stock with Shared Dispositive Power		Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
1,011,659	(1)(2)(3)	0	931,659	(1)(2)	80,000	(3)	1,011,659	(1)(2)(3)	50.97%

(1)	Includes (i) 64,113 shares of Common Stock held directly by the Reporting Person, and (ii) 76,240 shares of Common Stock held through CBF.
(2)

Includes (i) 525,201 shares of Common Stock into which the 5,252,002 units of membership interests in the Operating LLC, may be redeemed, which the Reporting Person holds through CBF; (ii) 27,500 shares of Common Stock into which 275,000 units of membership interests in the Operating LLC may be redeemed within 60 days of the date of this Amendment No. 11 to Schedule 13D, which the Reporting Person holds directly; and (iii) 133,447 shares of Common Stock into which the Cohen LLC Units may be redeemed within 60 days of the date of this Amendment No. 11 to Schedule 13D, which the Reporting Person holds directly.

(3)

Includes 80,000 shares of Common Stock held by EBC 2013 Family Trust (“EBC”), of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC.  While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.

(4)

Includes 105,158 shares of Common Stock into which the Trust LLC Units may be redeemed within 60 days of the date of this Amendment No. 11 to Schedule 13D, which is held by the DGC Trust, a trust established by the Reporting Person, of which the Reporting Person may be deemed to be a beneficial owner as a result of his ability to acquire at any time any of the DGC Trust’s assets, including any securities held by the DGC Trust and, in turn, the sole voting and sole dispositive power with respect to such securities, by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.

(c) Except as set forth in Item 3 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d) EBC has the right to receive dividends from, and the proceeds from the sale of, all shares of Common Stock owned by EBC.  The Reporting Person, Mr. Raphael Licht and Mr. Jeffrey D. Blomstrom, as the trustees of EBC, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented by the information set forth in Items 3 and 5 above, which information is incorporated by reference herein.

CUSIP No. 19249M 102	SCHEDULE 13D

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby supplemented as follows:

Exhibit Number	Description
1	Securities Purchase Agreement, dated as of December 30, 2019, by and among Cohen & Company Inc., Cohen & Company, LLC, Daniel G. Cohen and the DGC Family Fintech Trust.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2020

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen